HERDEZ

GRUPO HERDEZ.

03 DEC -2 AM 7:21

82-3818

SUPPL

November 13, 2003.

03037889

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FI
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement corresponding to the period 3th. Quarter 2003 at September 30 of 2003 and 2002. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Regards.

P.A.

ERNESTO RAMOS ORTIZ.

12/3

Corporativo Cinco S.A. de C.V. Monte Pelvoux Nº 215 Col. Lomas de Chapultepec,
Delegación Miguel Hidalgo C.P. 11000, México D.F. Tel.: 52 01 56 55

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2003 AND 2002
(Thousands of Pesos)

03 DEC -2 AM 7:21

REF S	CONCEPTS	2003 Amount	%	2002 Amount	%
1	**TOTAL ASSETS**	**4,488,831**	**100**	**4,070,707**	**100**
2	**CURRENT ASSETS**	**2,239,450**	**50**	**1,871,272**	**46**
3	CASH AND SHORT TERM INVESTMENTS	37,146	1	32,070	1
4	ACCOUNTS RECEIVABLE (NET)	694,132	15	610,952	15
5	OTHER RECEIVABLES (NET)	287,459	6	261,298	6
6	INVENTORIES	1,060,963	24	893,281	22
7	OTHER CURRENT ASSETS	159,750	4	73,671	2
8	**LONG-TERM**	**126,504**	**3**	**160,416**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	-	-	-	-
10	INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES	126,504	3	160,416	4
11	OTHER INVESTMENTS	-	-	-	-
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,844,808**	**41**	**1,833,604**	**45**
13	PROPERTY	746,080	17	679,805	17
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,604,259	36	1,702,457	42
15	OTHER EQUIPMENT	165,428	4	153,252	4
16	ACCUMULATED DEPRECIATION	1,032,332	23	962,874	24
17	CONSTRUCTION IN PROGRESS	361,373	8	260,964	6
18	**DEFERRED ASSETS (NET)**	**278,069**	**6**	**205,415**	**5**
19	**OTHER ASSETS**	-	-	-	-
20	**TOTAL LIABILITIES**	**2,465,988**	**100**	**2,037,238**	**100**
21	**CURRENT LIABILITIES**	**772,883**	**31**	**662,688**	**33**
22	TRADE ACCOUNTS PAYABLE	354,140	14	220,165	11
23	BANK LOANS	334,622	14	325,717	16
24	STOCK MARKET LOANS	-	-	-	-
25	TAXES PAYABLE	8,291	0	47,663	2
26	OTHER CURRENT LIABILITIES	75,830	3	69,143	3
27	**LONG-TERM LIABILITIES**	**1,298,363**	**53**	**996,443**	**49**
28	BANK LOANS	1,298,363	53	996,443	49
29	STOCK MARKET LOANS	-	-	-	-
30	OTHER LOANS	-	-	-	-
31	**DEFERRED LOANS**	**376,098**	**15**	**357,976**	**18**
32	**OTHER LIABILITIES**	**18,644**	**1**	**20,131**	**1**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**2,022,843**	**100**	**2,033,469**	**100**
34	**MINORITY INTEREST**	**467,505**	**23**	**432,177**	**21**
35	**MAJORITY INTEREST**	**1,555,338**	**77**	**1,601,292**	**79**
36	**CONTRIBUTED CAPITAL**	**982,837**	**49**	**984,084**	**48**
37	COMMON STOCK (NOMINAL)	421,341	21	422,825	21
38	RESTATEMENT OF COMMON STOCK	376,007	19	375,778	18
39	ADDITIONAL PAID-IN CAPITAL	185,489	9	185,481	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-	-	-
41	**CAPITAL INCREASE (DECREASE)**	**572,501**	**28**	**617,208**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,298,761	114	2,217,138	109
43	REPURCHASE FUND OF SHARES	164,294	8	167,132	8
44	DEFICIT FROM RESTATEMENT	(1,922,802)	(95)	(1,854,572)	(91)
45	NET INCOME FOR THE YEAR	32,248	2	87,510	4

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET
BREAKDOWN OF MAIN CONCEPTS
AS OF SEPTEMBER 30, 2003 AND 2002
(Thousands of Pesos)

REF S	CONCEPTS	2003		2002	
		Amount	%	Amount	%
3	**CASH AND SHORT TERM INVESTMENTS**	**37,146**	**100**	**32,070**	**100**
46	CASH	-	-	-	-
47	SHORT-TERM INVESTMENTS	37,146	100	32,070	100
18	**DEFERRED ASSETS (NET)**	**278,069**	**100**	**205,415**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	278,069	100	205,415	100
49	GOODWILL	-	-	-	-
50	DEFERRED TAXES	-	-	-	-
51	OTHERS	-	-	-	-
21	**CURRENT LIABILITIES**	**772,883**	**100**	**662,688**	**100**
52	FOREIGN CURRENCY LIABILITIES	112,215	15	28,287	4
53	MEXICAN PESOS LIABILITIES	660,668	85	634,401	96
24	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	-	-	-	-
56	CURRENT MATURITIES OF BONDS	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**75,830**	**100**	**69,143**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT COST	75,830	100	69,143	100
27	**LONG-TERM LIABILITIES**	**1,298,363**	**100**	**996,443**	**100**
59	FOREIGN CURRENCY LIABILITIES	322,863	25	350,767	35
60	MEXICAN PESOS LIABILITIES	975,500	75	645,676	65
29	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	**-**	**100**	**-**	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT COST	-	-	-	-
31	**DEFERRED LOANS**	**376,098**	**100**	**357,976**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	376,098	100	357,976	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	**18,644**	**100**	**20,131**	**100**
68	RESERVES	18,644	100	20,131	100
69	OTHERS LIABILITIES	-	-	-	-
44	**DEFICIT FROM RESTATEMENT**	**(1,922,802)**	**100**	**(1,854,572)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,922,802)	100	(1,854,572)	100

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

OTHER CONCEPTS

AS OF SEPTEMBER 30, 2003 AND 2002

(Thousands of Pesos)

REF S	CONCEPTS	2003		2002	
		Amount		Amount	
72	WORKING CAPITAL	1,466,567		1,208,584	
73	PENSIONS FUND AND SENIORITY PREMIUMS	12,553		7,879	
74	EXECUTIVES (*)	16		16	
75	EMPLOYEES (*)	2,374		2,047	
76	WORKERS (*)	2,855		3,074	
77	OUTSTANDING ORDINARY SHARES (*)	421,073,663		422,560,963	
78	REPURCHASED SHARES (*)	10,926,337		9,439,037	
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS					

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

YTD SEPTEMBER 2003 vs YTD SEPTEMBER 2002

(Thousands of Pesos)

REF R	CONCEPTS	YTD SEPTEMBER 2003		YTD SEPTEMBER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**3,451,037**	**100**	**3,245,546**	**100**
2	COST OF SALES	2,094,817	61	1,863,066	57
3	**GROSS PROFIT**	**1,356,220**	**39**	**1,382,480**	**43**
4	OPERATING EXPENSES	1,119,952	32	1,019,263	31
5	**OPERATING INCOME**	**236,268**	**7**	**363,217**	**11**
6	COMPREHENSIVE FINANCING COST	87,354	3	103,480	3
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**148,914**	**4**	**259,737**	**8**
8	OTHER EXPENSE (INCOME)	(2,968)	(0)	(8,296)	(0)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**151,882**	**4**	**268,033**	**8**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	54,578	2	86,498	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**97,304**	**3**	**181,535**	**6**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	1,443	0	3,883	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**98,747**	**3**	**185,418**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**98,747**	**3**	**185,418**	**6**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	-	-	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**98,747**	**3**	**185,418**	**6**
19	MINORITY INCOME	66,499	2	97,908	3
20	**MAJORITY INCOME**	**32,248**	**1**	**87,510**	**3**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

YTD SEPTEMBER 2003 vs YTD SEPTEMBER 2002

(Thousands of Pesos)

REF R	CONCEPTS	YTD SEPTEMBER 2003 Amount	%	YTD SEPTEMBER 2002 Amount	%
1	**NET SALES**	**3,451,037**	**100**	**3,245,546**	**100**
21	DOMESTIC	3,213,188	93	3,028,366	93
22	FOREIGN	237,849	7	217,180	7
23	TRANSLATED INTO DOLLARS (***)	22,025	1	21,376	1
6	**COMPREHENSIVE FINANCING COST**	**87,354**	**100**	**103,480**	**100**
24	INTEREST EXPENSE	94,160	108	89,004	86
25	FOREING EXCHANGE LOSS	10,587	12	41,352	40
26	INTEREST INCOME	5,193	6	7,798	8
27	FOREING EXCHANGE GAIN	-	-	-	-
28	MONETARY POSITION GAIN	(12,200)	(14)	(19,078)	(18)
42	UDIS RESTATEMENT LOSS	-	-	-	-
43	UDIS RESTATEMENT GAIN	-	-	-	-
8	**OTHER EXPENSE (INCOME)**	**(2,968)**	**100**	**(8,296)**	**100**
29	OTHER NET EXPENSES (INCOME), NET	(2,968)	100	(8,296)	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**54,578**	**100**	**86,498**	**100**
32	INCOME TAX	62,094	114	123,508	143
33	DEFERRED INCOME TAX	(7,516)	(14)	(37,010)	(43)
34	WORKERS' PROFIT SHARING	-	-	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

YTD SEPTEMBER 2003 vs YTD SEPTEMBER 2002

(Thousands of Pesos)

REF R	CONCEPTS	YTD SEPTEMBER 2003 Amount	YTD SEPTEMBER 2002 Amount
36	TOTAL SALES	3,624,190	3,606,130
37	NET INCOME OF THE YEAR	182,626	247,132
38	NET SALES (**)	4,882,138	4,498,445
39	OPERATING INCOME (**)	377,144	525,126
40	MAJORITY NET INCOME (**)	90,213	154,849
41	NET INCOME (**)	198,291	295,800

(**) LAST TWELVE MONTHS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

3RD. QUARTER 2003 vs 3RD. QUARTER 2002
(Thousands of Pesos)

REF T	CONCEPTS	3RD. QUARTER 2003		3RD. QUARTER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**1,170,409**	**100**	**1,060,907**	**100**
2	COST OF SALES	720,552	62	618,125	58
3	**GROSS PROFIT**	**449,857**	**38**	**442,782**	**42**
4	OPERATING EXPENSES	417,959	36	352,630	33
5	**OPERATING INCOME**	**31,898**	**3**	**90,152**	**8**
6	COMPREHENSIVE FINANCING COST	29,895	3	32,558	3
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**2,003**	**0**	**57,594**	**5**
8	OTHER EXPENSE (INCOME)	13,195	1	5,358	1
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**(11,192)**	**(1)**	**52,236**	**5**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	(1,765)	(0)	14,948	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(9,427)**	**(1)**	**37,288**	**4**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	(999)	(0)	2,147	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**(10,426)**	**(1)**	**39,435**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(10,426)**	**(1)**	**39,435**	**4**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	-	-	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**(10,426)**	**(1)**	**39,435**	**4**
19	MINORITY INCOME	17,920	2	24,148	2
20	**MAJORITY INCOME**	**(28,346)**	**(2)**	**15,287**	**1**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

3RD. QUARTER 2003 vs 3RD. QUARTER 2002

(Thousands of Pesos)

REF T	CONCEPTS	3RD. QUARTER 2003		3RD. QUARTER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**1,170,409**	**100**	**1,060,907**	**100**
21	DOMESTIC	1,106,170	95	990,549	93
22	FOREIGN	64,239	5	70,358	7
23	TRANSLATED INTO DOLLARS (***)	5,875	1	6,719	1
6	**COMPREHENSIVE FINANCING COST**	**29,895**	**100**	**32,558**	**100**
24	INTEREST EXPENSE	25,296	85	32,805	101
25	FOREING EXCHANGE LOSS	12,936	43	8,535	26
26	INTEREST INCOME	1,466	5	879	3
27	FOREING EXCHANGE GAIN	-	-	-	-
28	MONETARY POSITION GAIN	(6,871)	(23)	(7,903)	(24)
8	**OTHER EXPENSE (INCOME)**	**13,195**	**100**	**5,358**	**100**
29	OTHER NET EXPENSES (INCOME), NET	13,195	(445)	5,358	(65)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**(1,765)**	**100**	**14,948**	**100**
32	INCOME TAX	-	-	14,948	100
33	DEFERRED INCOME TAX	(1,765)	100	-	-
34	WORKERS' PROFIT SHARING	-	-	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YTD SEPTEMBER 2003 vs YTD SEPTEMBER 2002

(Thousands of Pesos)

REF C	CONCEPTS	YTD SEPTEMBER 2003 Amount	YTD SEPTEMBER 2002 Amount
1	**NET INCOME**	**98,747**	**185,418**
2	+(-) NON-CASH ITEMS	90,024	126,913
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**188,771**	**312,331**
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(213,539)	(15,468)
5	**NET RESOURCES PROVIDED BY OPERATING ACTIVITIES**	**(24,768)**	**296,863**
6	CASH FLOW FROM EXTERNAL FINANCING	230,273	86,869
7	CASH FLOW FROM INTERNAL FINANCING	(165,166)	(165,055)
8	**NET RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES**	**65,107**	**(78,186)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(159,557)**	**(235,085)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT TERM INVESTMENTS	(119,218)	(16,408)
11	CASH AND SHORT TERM INVESTMENTS AT THE BEGINNING OF PERIOD	156,364	48,478
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	37,146	32,070

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

YTD SEPTEMBER 2003 vs YTD SEPTEMBER 2002

(Thousands of Pesos)

REF C	CONCEPTS	YTD SEPTEMBER 2003 Amount	YTD SEPTEMBER 2002 Amount
2	**+(-) NON-CASH ITEMS**	**90,024**	**126,913**
13	DEPRECIATION AND AMORTIZATION	87,722	87,194
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	-	2,249
15	+ (-) FOREIGN EXCHANGE LOSS (GAIN)	10,587	41,351
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-	-
17	+ (-) OTHER ITEMS	(8,285)	(3,881)
40	+ (-) OTHER ITEMS NOT RELATED TO EBITDA	-	-
4	**CASH FLOW FROM CHANGES IN WORKING CAPITAL**	**(213,539)**	**(15,468)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	85,454	157,194
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(222,110)	(68,033)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	55,784	136,741
21	+ (-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	48,909	(90,739)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(181,576)	(150,631)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**230,273**	**86,869**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(10,489)	(41,349)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	240,762	315,504
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	-	-
27	(-) BANK FINANCING AMORTIZATION	-	(187,286)
28	(-) STOCK MARKET LOANS AMORTIZATION	-	-
29	(-) OTHER FINANCING AMORTIZATION	-	-
7	**CASH FLOW FROM INTERNAL FINANCING**	**(165,166)**	**(165,055)**
30	+ (-) PURCHASES OF COMPANY'S COMMON STOCK	-	58,983
31	(-) DIVIDENDS PAID	(165,166)	(224,038)
32	+ ADDITIONAL PAID-IN CAPITAL	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-	-
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(159,557)**	**(235,085)**
34	+ (-) INVESTMENTS IN COMMON STOCK	(9,664)	(6,357)
35	(-) PURCHASES OF PROPERTY, PLANT AND EQUIPMENT	(69,679)	(147,029)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(72,743)	2,094
37	+ SALE OF OTHER PERMANENT INVESTMENTS	-	-
38	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-
39	+ (-) OTHER ITEMS	(7,471)	(83,793)

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
RATIOS
CONSOLIDATED

REF P	CONCEPTS	YTD SEPTEMBER 2003		YTD SEPTEMBER 2002	
	YIELD				
1	NET INCOME TO NET SALES	2.86	%	5.71	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	5.80	%	9.67	%
3	NET INCOME TO TOTAL ASSETS (**)	4.42	%	7.27	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	43.90	%	53.24	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.35	%	10.29	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.09	times	1.11	times
7	NET SALES TO FIXED ASSETS (**)	2.65	times	2.45	times
8	INVENTORIES ROTATION (**)	3.05	times	3.04	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	47	days	44	days
10	INTEREST EXPENSE TO TOTAL LIABILITIES WITH COST (**)	8.35	%	9.15	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.94	%	50.05	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.22	times	1.00	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	17.64	%	18.61	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	70.38	%	54.34	%
15	OPERATING INCOME TO INTEREST EXPENSE	2.51	times	4.08	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.98	times	2.21	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.90	times	2.82	times
18	LIABILITIES	1.52	times	1.48	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.91	times	0.92	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.81	%	4.84	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	5.47	%	9.62	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-6.19	%	-0.48	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST EXPENSE	-0.26	times	3.34	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	353.68	%	-111.11	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	-253.68	%	211.11	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	43.67	%	62.54	%

(**) LAST TWELVE MONTHS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
DATA PER SHARE

REF D	CONCEPTS	YTD SEPTEMBER 2003		YTD SEPTEMBER 2002	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.21		$ 0.35	
2	BASIC PROFIT PER PREFERENT SHARE (**)	-		-	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	-		-	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)	$ 0.21		$ 0.35	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
7	EFFECT BY CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
8	BOOK VALUE PER SHARE	$ 3.69		$ 3.79	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.17		$ 0.17	
10	STOCK DIVIDEND PER SHARE	-	shares	-	shares
11	MARKET PRICE TO BOOK VALUE	0.87	times	1.10	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	14.94	times	11.38	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	-	times	-	times

(**) USING LAST TWELVE MONTHS NET INCOME

DIRECTOR REPORT
ANNEX 1

October 22, 2003

Members of the Board:

Grupo Herdez's 2003 third quarter results reflect the continuous challenges that we have faced throughout the period which include a stagnant world economy and slow national GDP growth. Both of these factors have affected the food industry.

Nevertheless, we were able to maintain our leadership position during this period. However, our operating margin was temporarily sacrificed as a result of higher manufacturing costs and an increase in our promotional activities.

Sales during the third quarter of the year rose to $1,170 million pesos, an increase of 10% in real terms, over the same period of the previous year. Case volume also grew by 10%, with a 19% gain coming from the sauces and dressings during the quarter.

Our cost of good sold rose 16% as a result of price increases in packaging materials, including glass, metallic and aluminum bottles and cardboard, as well as higher prices for raw materials such as oil and wheat, among others. In addition, the sharp devaluation of the peso over the course of the year has also affected our sales costs as the majority of our materials are priced in dollars.

Operating expenses also increased 18%, due to the increase in promotions and advertising as previously mentioned.

Operating income reached $31 million pesos, a figure that is considerably lower than that of the same period of the previous year. Moreover, EBITDA was only $60 million pesos, which together resulted in a net income loss of $28 million pesos for the period.

Cumulative sales as of September 2003, totaled $3,451 million pesos, an increase of 6.3% in real terms compared to the same period of the previous year. This quarter, the number of cases sold domestically increased 12.6%, while exports rose by 3.4% and we expect our annual export sales to exceed 5%.

The cost of goods sold and the operating expenses increased 12.4% and 9.9% respectively, generating a decline of 4 percentage points in the accumulated operating margin

We believe that as the worldwide economy begins to recover, this will generate a greater demand for raw materials. In fact, we have witnessed a change in this cycle. As was previously mentioned, the price of our principal raw materials has been affected. Therefore, we must find a more efficient way to acquire these goods so that we can obtain benefits in the production of our products.

Given these circumstances, we have seen the necessity of establishing a generalized program of cost reduction. In addition we also need to focus on:

- Achieving higher profitability in our plants;
- Spinning-off non-profitable operations;
- Selling off non-productive assets;
- Optimizing our working capital
- Reducing the amount of our cost bearing liabilities; and
- Demand a higher profitability from our new investments.

For the remainder of the year and the first quarters of 2004, our results will continue remain under pressure. We hope that by the second half of 2004 we will improve significantly as we make strides towards reducing expenses and increasing the profitability of our plants as a result of this program.

In Mexico, we have been experiencing difficult times and changes. Grupo Herdez has not escaped this reality. However the previously mentioned actions, which are not easy to implement, but are necessary for the well-being of the company, will enable us to strengthen our company, confront these and new challenges, improve productivity, maintain our level of quality as well as our recognized leadership.

Today, tomorrow and always...

WITH ALL CONFIDENCE IT'S... HERDEZ

Enrique Hernández-Pons Torres
President

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:
ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF

AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

PROPERTY	191,955	33,917	158,038	359,497	141,199	376,336
MACHINERY	611,049	223,412	387,637	874,550	440,542	821,645
TRANSPORT EQ.	23,654	13,216	10,438	35,767	25,495	20,710
OFFICE EQUIPM.	27,209	11,519	15,690	36,361	26,575	25,476
COMPUTER EQ.	33,189	23,876	9,313	9,248	4,566	13,995
OTHER	18,491	7,994	10,497	100,168	80,021	30,644
Total Deprec	905,547	313,934	591,613	1,415,591	718,398	1,288,806
No Depreciation Assets						
GROUNDS	40,150		40,150	154,478		194,628
CONST. IN PROC	346,882		346,882	14,491		361,373
No Depr. TOTAL	387,032		387,032	168,969		556,001
TOTAL	1,292,579	313,934	978,645	1,584,560	718,398	1,844,807

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST

FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2003
PROJECTED BENEFIT OBLIGATION	(54,192)
PLAN ASSETS AT MARKET VALUE	12,553
UNAMORTIZED PRIOR SERVICE COST	20,528
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	4,368
PROJECTED NET LIABILITY	(18,644)
ACCUMULATED BENEFIT OBLIGATION	(40,556)
UNAMORTIZED TRANSITION ASSET	21,580
NET COST FOR THE PERIOD	$ 1,079

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.

EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	421,341	376,007	797,348
PREMIUM IN SALES OF SHARES	43,572	141,917	185,489
LEGAL RESERVE	33,486	38,309	71,795
RETAINED EARNINGS	1,142,923	1,084,043	2,226,966
REPURCHASE FUND	26,208	138,086	164,294
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,922,802)	(1,922,802)
NET INCOME	32,248	0	32,248
TOTAL	1,699,778	(144,440)	1,555,338

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,499,000 MORE SHARES WERE ACQUIRED AT $3.08247 AVERAGE PRICE PER SHARE.
DURING 2000 1,466,000 MORE SHARES WERE ACQUIRED AT $3.00467 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5067 AVERAGE PRICE PER SHARE.
DURING 2002 WE SOLD 60,100 SHARES AT $4.0125 AVERAGE PRICE PER SHARE.
DURING 2002 570,000 MORE SHARES WERE ACQUIRED AT $3.8877 AVERAGE PRICE PER SHARE.
DURING 2003 WE SOLD 392,000 SHARES AT $3.4444 AVERAGE PRICE PER SHARE.
DURING 2003 1,384,400 MORE SHARES WERE ACQUIRED AT $3.4504 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

CONSOLIDATED DATA

PAID INTERESTS	94,160
GAIN INTERESTS	5,193
EXCHANGE LOSS	10,587
GAIN ON NET MONETARY POSITION	(12,200)
TOTAL	87,354

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AS 30 OF SEPTEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	(7,516)
IN LIABILITIES: IN DEFFERRED TAXES	376,098

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTH	ACCUM	CLOSING	ORIGEN		MONTH	ACCUM
Oct-02	18,763	18,763	105.275	101.636	1.0358	19,435	19,435
Nov-02	18,763	37,526	105.275	102.458	1.0274	19,277	38,712
Dec-02	18,763	56,289	105.275	102.904	1.0230	19,195	57,906
Jan-03	10,406	66,695	105.275	103.320	1.0189	10,603	68,509
Feb-03	10,406	77,101	105.275	103.607	1.0160	10,572	79,082
Mar-03	10,405	87,506	105.275	104.261	1.0097	10,506	89,587
Apr-03	9,538	97,044	105.275	104.439	1.0080	9,614	99,202
May-03	9,538	106,582	105.275	104.102	1.0112	9,645	108,847
Jun-03	9,751	116,333	105.275	104.188	1.0104	9,852	118,699
Jul-03	(9,260)	107,073	105.275	104.339	1.0089	(9,342)	109,357
Aug-03	(9,260)	97,813	105.275	104.652	1.0059	(9,315)	100,042
Sep-03	(9,829)	87,984	105.275	105.275	1.000	(9,829)	90,213

AT SEPTEMBER 30, 2003 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	8,074
MONETARY LIABILITIES	38,624
NET POSITION	(30,550)

AT SEPTEMBER 30, 2003, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	3,914
MACHINERY AND EQUIPMENT	91,070
TOTAL	94,984

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

NOTA 10. INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

THE ADMINISTRATION OF THE GROUP PREPARES INTERNALLY FINANCIAL INFORMATION THAT IT WORKS AS A BASE TO EVALUATE AND MAKE DECISIONS, BECAUSE OF THAT WE PRESENT THE INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

	(MILLIONS PESOS)		
	2003		
	MÉXICO	ESTADOS UNIDOS	TOTAL
NET SALES	3,213	238	3,451
OPERATING PROFIT	222	14	236
NET INCOME	29	3	32
DEPR AND AMORT	82	6	88
EBITDA	304	20	324
TOTAL ASSETS	4,206	283	4,489
TOTAL LIABILITIES	2,311	155	2,466

THE INFORMATION BY BUSSINES SEGMENTS IS THE SAME BECAUSE THE SECTOR IS ONLY FOOD PRODUCTOS TO HUMAN CONSUMPTION.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	ACQUISITION COST	PRESENT VALUE
SUBSIDIARIES					
HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.0	91,310	738,657
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.0	163,603	274,451
GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.0	38,465	100,114
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.0	12,427	18,843
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.0	73,575	64,101
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.0	29,782	56,372
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100.0	11,060	53,718
ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100.0	35,459	37,517
HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100.0	40,000	44,105
SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50.0	2,275	-188
BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	50.0	88,874	134,551
TOTAL INVESTMENT IN SUBSIDIARIES				586,830	1,522,241
OTHER COMPANIES NON CONSOLIDATED		1	1	126,504	126,504
				126,504	126,504
T O T A L				713,334	1,648,745

CREDITS BREAK DOWN
ANNEX 5

Credit Type / Institution	Amortization Date	Interest Rate	Denominated in pesos		Amortization of Credits in Foreign Currency with National Entities (Thousand Pesos)						Amortization of Credits in Foreign Currency with Foreign Entities (Thousand Pesos)					
			Short Term	Long Term	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year
BANKS (3)																
BBVA BANCOMER	21/10/2003	5.75	15,000	0												
BBVA BANCOMER	21/10/2003	6.65	10,000	0												
BBVA BANCOMER	30/06/2005	6.00	25,000	25,000												
BBVA BANCOMER	30/06/2005	6.00	37,500	37,500												
BBVA BANCOMER	31/01/2006	6.00	50,000	75,000												
BBVA BANCOMER ESPAÑA	31/12/2003	3.65	0	0							16,055					
BBVA BANCOMER ESPAÑA	31/07/2004	3.65	0	0									28,257			
INBURSA	07/10/2003	6.30	8,000	0												
INBURSA	19/06/2007	6.25	0	100,000												
INBURSA	11/12/2007	6.25	0	56,000												
INBURSA	18/03/2007	6.25	0	100,000												
INBURSA	27/06/2007	6.25	0	100,000												
INBURSA	25/07/2007	6.25	0	72,000												
INBURSA	25/07/2007	3.72	0	0					88,106							
INBURSA	11/12/2007	6.25	0	25,000												
INBURSA	25/06/2008	6.25	0	55,000												
INBURSA	18/03/2007	6.25	0	130,000												
IXE	21/10/2003	5.80	23,000	0												
IXE	21/10/2003	5.80	8,000	0												
IXE	16/10/2003	5.90	19,000	0												
IXE	21/10/2003	5.80	35,000	0												
SCOTIA	16/10/2003	5.70	15,000	0												
SCOTIA	30/09/2008	5.68	0	100,000												
SCOTIA	21/10/2003	5.95	18,000	0												
SCOTIA	30/06/2008	5.68	0	100,000												
GE. CAPITAL	29/08/2008	3.65	0	0	6,057	18,172	24,229	24,229	24,229	18,173						
GE. CAPITAL	29/08/2008	3.65	0	0	7,710	23,128	30,838	30,837	30,837	23,128						
TOTAL BANKS			263,500	975,500	13,767	41,300	55,067	55,066	143,172	41,301	16,055	0	28,257	0	0	0
SUPPLIERS			337,707	0							16,433					
TOTAL SUPPLIERS			337,707	0	0	0	0	0	0	0	16,433	0	0	0	0	0
Other Current Liabilities and Credits																
Other Payable Accounts			51,170	0							24,660					
TOTAL			652,377	975,500	13,767	41,300	55,067	55,066	143,172	41,301	57,148	0	28,257	0	0	0

MONETARY POSITION IN FOREIGN CURRENCY					
ANNEX 6					
	DOLLARS		OTHER CURR.		TOTAL
FOREIGN MONETARY POSITION	TH. DOLL.	TH. PESOS	TH. O.C.	TH. PESOS	TH. PESOS
TOTAL ASSETS	5,620	61,895	2,454	31,519	93,414
TOTAL LIABILITIES	33,321	366,974	5,303	68,112	435,086
SHORT TERM	6,571	72,368	1,853	23,800	96,168
LONG TERM	26,750	294,606	3,450	44,312	338,918
NET BALANCE	-27,701	-305,079	-2,849	-36,593	-341,672
THE EXCHANGE RATE FOR 1 DOLLAR IS $11.0133					
THE EXCHANGE RATE FOR 1 EURO IS $12.8440					

INTEGRATION AND CALCULATION OF MONETARY POSITION

ANNEX 7

Month	Monetary Assets	Monetary Liabilities	Monetary Position	Monthly Inflation	Monthly Result
January	2,196,187	2,550,248	354,062	0.01	1,416
February	1,969,521	2,336,254	366,733	0.01	990
March	2,080,803	2,375,391	294,588	0.01	1,856
April	2,111,449	2,441,704	330,256	0.01	561
May	2,119,749	2,518,776	399,027	-0.01	-1,277
June	2,110,263	2,569,729	459,466	0.01	368
July	2,110,684	2,576,367	465,683	0.01	652
August	2,035,759	2,686,717	650,958	0.01	1,888
September	2,081,985	2,914,723	832,739	0.01	5,746
October					
November					
December					
Actualization:					0
Capitalization:					0
Foreign Corp.:					0
Other					0
T O T A L					12,200

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS			
ANNEX 9			
PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION %
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	77
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	82
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	70
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	58
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	80
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	30
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

MAIN RAW MATERIALS					
ANNEX 10					
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION %
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.4
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.4
	ACEITE DE SOYA		ACEITES CARGILL		9.39

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

	TOTAL PRODUCTION		NET SALES				
MAIN PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	MARKET SHARE	TRADEMARKS	CUSTOMERS
SALSAS Y ADEREZOS	13,198	854,463	10,210	1,567,917		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	3,315	222,324	3,971	417,214		DOÑA MARIA	COMERCIAL MEXICANA
VEGETALES	2,790	156,174	2,273	350,054		MCCORMICK	GIGANTE
MARISCOS Y CARNES	2,142	264,763	1,934	433,835		CARLOTA	SORIANA
VARIOS	1,357	18,950	182	123,771		YAVAROS	ISSSTE
PASTAS Y SALSAS	8,683	185,590	8,270	320,397		BUFALO	
						BARILLA	
						YEMINA	
						VESTA	
T O T A L		1,702,264		3,213,188			

	NET SALES			
	VOLUME	AMOUNT		
SALSAS Y ADEREZOS	1,862	177,420	USA	HERDEZ
JUGOS FRUTAS Y POST	27	4,615	CENTROAMERICA	DOÑA MARIA
VEGETALES	393	33,583	SUDAMERICA	BUFALO
MARISCOS Y CARNES	148	20,084	EUROPA	
VARIOS	16	2,147		
T O T A L		237,849		

INTEGRATION OF THE PAID SOCIAL CAPITAL

CHARACTERISTICS OF THE SHARES

			Number of Shares				Capital Stock	
Series	Nominal Value	Valid Cupon	Fixed Portion	Variable Portion	Mexicans	Free Suscription	Fixed	Variable
*	0	0	43,200,000	377,873,663	278,091,872	142,961,791	43,227	378,114
			43,200,000	377,873,663	278,091,872	142,961,791	43,227	378,114

	Repurchased Shares		
Series	Number of Shares	Repurchase Price	Market Value
*	10,946,337	3.22	3.2

Razones y Proporciones

RAZONES Y PROPORCIONES

	REF		CONCEPTO	FÓRMULAS DE VALIDACIÓN		CAPTURA
C y S	P01	%	RESULTADO NETO A VENTAS NETAS	P01=(R15-R16-R17)/R01*100		N/C
C y S	P02	%	RESULTADO NETO A CAPITAL CONTABLE (**)	P02=R40/S35*100 P02=R41/S33*100 P02<>0	(C) (S)	N/C
C y S	P03	%	RESULTADO NETO A ACTIVO TOTAL (**)	P03=R41/S01*100 P03<>0		N/C
C y S	P04	%	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR			S/C
C y S	P05	%	RESULTADO POR POSICIÓN MONETARIA A RESULTADO NETO	P05=R28/(R15-R16-R17)*100*(-1)		N/C
C y S	P06	veces	VENTAS NETAS A ACTIVO TOTAL (**)	P06=R38/S01		N/C
C y S	P07	veces	VENTAS NETAS A ACTIVO FIJO (**)	P07=R38/S12		N/C
C y S	P08	veces	ROTACIÓN DE INVENTARIOS (**)	P08<>R02/S06 EXC. 4o. TRIM.		S/C EXC. 4o.
C y S	P09	días	DÍAS DE VENTAS POR COBRAR	P09=((S04/1.15)/R01)*(V99*90)		N/C
C y S	P10	%	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	P10<>R24/(S23+S24+S28+S29+S57+S63)*100 EXC. 4o. TRIM		S/C EXC. 4o.
C y S	P11	%	PASIVO TOTAL A ACTIVO TOTAL	P11=S20/S01*100		N/C
C y S	P12	veces	PASIVO TOTAL A CAPITAL CONTABLE	P12=S20/(S34+S35) P12=S20/S33	(C) (S)	N/C
C y S	P13	%	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	P13=(S52+S59)/S20*100		N/C
C y S	P14	%	PASIVO A LARGO PLAZO A ACTIVO FIJO	P14=S27/S12*100		N/C
C y S	P15	veces	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	P15=R05/R24		N/C
C y S	P16	veces	VENTAS NETAS A PASIVO TOTAL (**)	P16=R38/S20		N/C
C y S	P17	veces	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	P17=S02/S21		N/C
C y S	P18	veces	ACTIVO CIRCULANTE MENOS INVENT. A PASIVO CIRCULANTE	P18=(S02-S06)/S21		N/C
C y S	P19	veces	ACTIVO CIRCULANTE A PASIVO TOTAL	P19=S02/S20		N/C
C y S	P20	%	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	P20=S03/S21*100		N/C
C y S	P21	%	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	P21=C03/R01*100		N/C
C y S	P22	%	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	P22=C04/R01*100		N/C
C y S	P23	veces	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACIÓN A INTERESES PAGADOS	P23=C05/R24		N/C
C y S	P24	%	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	P24=C06/C08*100		N/C
C y S	P25	%	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	P25=C07/C08*100		N/C
C y S	P26	%	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A REC. GENERADOS (UTILIZADOS) EN ACT. DE INV.	P26=C35/C09*100		N/C

			CAPITAL DE TRABAJO A VENTAS NETAS			
C y S	P23	veces	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACIÓN A INTERESES PAGADOS	P23=C05/R24		N/C
C y S	P24	%	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	P24=C06/C08*100		N/C
C y S	P25	%	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	P25=C07/C08*100		N/C
C y S	P26	%	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A REC. GENERADOS (UTILIZADOS) EN ACT. DE INV.	P26=C35/C09*100		N/C

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT
OTHER CONCEPTS
YTD SEPTEMBER 2003 vs YTD SEPTEMBER 2002
(Thousands of Pesos)

REF R	CONCEPTS	YTD SEPTEMBER 2003 Amount	YTD SEPTEMBER 2002 Amount
36	TOTAL SALES	3,624,190	3,606,130
37	NET INCOME OF THE YEAR	182,626	247,132
38	NET SALES (**)	4,882,138	4,498,445
39	OPERATING INCOME (**)	377,144	525,126
40	MAJORITY NET INCOME (**)	198,291	154,849
41	NET INCOME (**)	90,213	295,800

(**) LAST TWELVE MONTHS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
RATIOS
CONSOLIDATED

REF P	CONCEPTS	YTD SEPTEMBER 2003		YTD SEPTEMBER 2002	
	YIELD				
1	NET INCOME TO NET SALES	2.86	%	5.71	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	12.75	%	9.67	%
3	NET INCOME TO TOTAL ASSETS (**)	2.01	%	7.27	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	43.90	%	53.24	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.35	%	10.29	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.09	times	1.11	times
7	NET SALES TO FIXED ASSETS (**)	2.65	times	2.45	times
8	INVENTORIES ROTATION (**)	3.05	times	3.04	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	47	days	44	days
10	INTEREST EXPENSE TO TOTAL LIABILITIES WITH COST (**)	8.35	%	9.15	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.94	%	50.05	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.22	times	1.00	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	17.64	%	18.61	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	70.38	%	54.34	%
15	OPERATING INCOME TO INTEREST EXPENSE	2.51	times	4.08	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.98	times	2.21	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.90	times	2.82	times
18	LIABILITIES	1.52	times	1.48	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.91	times	0.92	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.81	%	4.84	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	5.47	%	9.62	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-6.19	%	-0.48	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST EXPENSE	-0.26	times	3.34	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	353.68	%	-111.11	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	-253.68	%	211.11	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	43.67	%	62.54	%
(**) LAST TWELVE MONTHS					

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THI STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF SEPTEMBER OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. PABLO LEZAMA VÉLEZ.
DIRECTOR DE FINANZAS.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMINISTRACIÓN Y FINANZAS.

MÉXICO, D.F. NOVEMBER 6 OF 2003.